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Tel: 604-677-6905
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FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

CARDIOME REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS

Cardiome to conduct conference call and webcast today, May 12, at 5:00 p.m. Eastern (2:00 p.m. Pacific)

Vancouver, Canada, May 12, 2014 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the first quarter ended March 31, 2014. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP). All share and per share amounts reflect the one-for-five share consolidation that occurred on April 12, 2013.

Summary Results

Cardiome recorded a net loss of $3.1 million ($0.20 per common share) for the three months ended March 31, 2014 (Q1-2014), compared to net income of $18.4 million ($1.47 per common share) for the three months ended March 31, 2013 (Q1-2013). The net loss for Q1-2014 was largely due to an increase in SG&A expenses incurred to support the commercialization of BRINAVESS™ and AGGRASTAT™, offset by the revenues generated from the sale of BRINAVESS™ and AGGRASTAT™. The net income for Q1-2013 was primarily due to the recognition of a $20.8 million gain on the settlement of debt owed to Merck.

Total revenue for Q1-2014 was $7.6 million compared to $0.1 million in Q1-2013. In Q1-2014, revenues from the sale of BRINAVESS™ and AGGRASTAT™ were $6.6 million, and licensing, royalty and other fees were $1.0 million. In Q1-2013, revenue was comprised of licensing and other fees received from Merck, our former collaborative partner.

Cost of goods sold for Q1-2014 was $1.5 million. No cost of goods sold was recorded for Q1-2013, as Cardiome did not have any product sales in Q1-2013.

Selling, general and administration (SG&A) expenditures for Q1-2014 were $8.0 million compared to $2.2 million for Q1-2013. The increase was primarily due to higher costs associated with sales and marketing efforts to support the commercialization of BRINAVESS™ and the continued sales of AGGRASTAT™ with the acquisition of Correvio late in 2013.

Other expenses for Q1-2014 were $0.3 million, primarily due to interest expense on the deferred consideration arising from the Correvio acquisition. For Q1-2013, other income was $21.0 million due to a gain of $20.8 million recorded on the settlement of debt owed to Merck.

Liquidity and Outstanding Share Capital

At March 31, 2014, the Company had cash and cash equivalents of $13.2 million. As of May 8, 2014, the Company had 16,520,072 common shares issued and outstanding and 1,139,912 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of CAD $4.44 per share.

Conference Call

Cardiome will hold a teleconference and webcast on Monday, May 12, 2014 at 5:00 pm Eastern (2:00 pm Pacific). To access the conference call, please dial 416-764-8688 or 888-390-0546 and use conference ID 18524385. The webcast can be accessed through Cardiome's website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through June 9, 2014. Please dial 416-764-8677 or 888-390-0541 and enter code 524385# to access the replay.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT™ (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in Acute Coronary Syndrome patients.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2014 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:

Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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